United States securities and exchange commission logo





                           October 12, 2023

       Zachary Wang
       Chief Executive Officer
       Aurora Technology Acquisition Corp.
       4 Embarcadero Center
       Suite 1449
       San Francisco, CA 94105

                                                        Re: Aurora Technology
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed September 22,
2023
                                                            File No. 333-271890

       Dear Zachary Wang:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 21, 2023 letter.

       Amendment No. 2 to Form S-4

       Summary Historical Financial Information of ATAK, page 37

   1.                                                   Expand your
presentation to include both the three and six months ended June 30, 2023 and the comparative
interim periods ended June 30, 2022 for ATAK.
 Zachary Wang
FirstName LastNameZachary   Wang
Aurora Technology Acquisition Corp.
Comapany
October 12,NameAurora
            2023       Technology Acquisition Corp.
October
Page 2 12, 2023 Page 2
FirstName LastName
Comparative Historical and Unaudited Pro Forma Per Share Financial Information, page 41

2. Please revise the titles to the columns of the table on page 42 to correctly label the
         Historical periods and the Pro Forma Combined information.
Risk Factors
Risks Related to the Business Combination
ATAK's Articles were amended in July 2023 to remove the requirement that redemptions could not be made if it would result in ATAK...., page 63

3. We note your response to our prior comment 9 and re-issue in part. You disclose that you believe you "can rely on another exclusion, which relates to our being listed on the
         Nasdaq Global Market." Please identify the exemption that you are relying on in determining that the New DIH shares may not be at risk of being deemed a penny stock under Exchange Act Rule 3a51-1.
Opinion of ATAK's Company's Financial Advisor
Discounted Cash Flow Analysis, page 102

4. We note your response to our prior comment 7 and re-issue it in part. You disclose that the revenue growth and cash flow margins were determined "through multiple financial due diligence meetings held via teleconference, in discussing future possible expansion strategies, industry growth dynamics, and future margins of their business...." You further
         disclose that the revenue growth from 2026 through 2032 was based on several factors, including DIH's 2025E revenue growth rate. Accordingly, please discuss how your revenue and cash flow margin estimates and assumptions from 2023-2025, and from 2026 to 2032 are consistent with DIH's historical operating trends and identify the factors or contingencies that may affect such growth from ultimately materializing. For example, in its historical financial statements, DIH has experienced revenue growth year over year, but also a net loss and negative cash flow from operations. Please also clarify what consideration, if any, the ATAK Board gave to the speculative nature of the discounted cashflow analysis through 2032 and the projections through the same extended period.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 148

5. We note you expect to pay Maxim $15.1 million in financial advisory fees in addition to the $8 million in underwriter fees. Clarify whether the amounts in adjustment (c) include the total financial advisory fees.
 Zachary Wang
FirstName LastNameZachary   Wang
Aurora Technology Acquisition Corp.
Comapany
October 12,NameAurora
            2023       Technology Acquisition Corp.
October
Page 3 12, 2023 Page 3
FirstName LastName
       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Shannon Buskirk,
Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202)
551-3844 or Kevin Dougherty, Attorney-Adviser, at (202) 551-3271 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Ilan Katz